UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          NATIONAL HOLDINGS CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    636375107
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                                (Amendment No. 2)

CUSIP NO. 636375107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Christopher C. Dewey
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    680,674**
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           680,674**
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     680,674**
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.64***
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.

** This amount consists of: (i) 380,674 shares of the Company's common stock, $.02 par value per share (the "Common Stock"), (ii) vested options to purchase 175,000 shares of Common Stock registered in the name of the reporting person and (iii) warrants to purchase 125,000 shares of Common Stock registered in the name of the Reporting Person. Does not include an aggregate of 45,000 shares underlying unvested stock options exercisable more than 60 days from the date of this statement or an aggregate of 25,000 shares of Common Stock held by daughters of the Reporting Person for which the Reporting Person disclaims beneficial ownership.

*** Based on 8,602,628 shares of the Company's Common Stock outstanding as of February 13, 2008, as reported by the Company.

                                  SCHEDULE 13G
                                (Amendment No. 2)

Item 1(a).                 Name of Issuer:

                           National Holdings Corporation

Item 1(b).                 Address of Issuer's Principal Executive Offices:

                           120 Broadway, 27th Floor, New York, NY  10271

Item 2(a) and (b).         Name of Person Filing and Address of Principal
                           Business or Office or, if none, Residence:

                           Christopher C. Dewey
                           c/o National Holdings Corporation
                           120 Broadway, 27th Floor
                           New York, NY 10271

Item 2(c).                 Citizenship:

                           United States

Item 2(d).                 Title of Class of Securities:

                           Common Stock

Item 2(e).                 CUSIP Number:

                           636375107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                      (a)  |_| Broker or Dealer registered under Section 15 of
                               the Act.

                      (b)  |_| Bank as defined in Section 3(a)(6) of the Act.

                      (c)  |_| Insurance Company as defined in Section 3(a)(19)
                               of the Act.

                      (d)  |_| Investment company registered under Section 8 of
                               the Investment Company Act of 1940.

                      (e)  |_| An investment adviser in accordance with Rule
                               13d-1(b)(1)(ii)(E);

                      (f)  |_| An employee benefit plan or endowment fund in
                               accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g)  |_| A parent holding company or control person in
                               accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h)  |_| A savings associations as defined in Section 3(b)
                               of the Federal Deposit Insurance Act
                               (12 U.S.C. 1813);

                      (i)  |_| A church plan that is excluded from the
                               definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

                      (j)  |_| Group, in accordance with Rule
                               13d-1(b)(1)(ii)(J).

Item 4.                    Ownership:

                           (a) Amount beneficially owned:

                           680,674

                           (b) Percent of class:

                           7.64%

                           (c) Number of shares as to which the person has:

                                    (i) Sole power to vote or to direct the
                                    vote:

                                    680,674

                                    (ii) Shared power to vote or to direct the vote:

                                    -0-

                                    (iii) Sole power to dispose or to direct the disposition of:

                                    680,674

                                    (iv) Shared power to dispose or to direct the disposition of:

                                    -0-

Item 5.                    Ownership of Five Percent or Less of a Class:

                           Not Applicable.

Item 6.                    Ownership of More Than Five Percent on Behalf of
                           Another Person:

                           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                           Not Applicable

Item 8.                    Identification and Classification of Members of the
                           Group:

                           Not Applicable

Item 9.                    Notice of Dissolution of Group:

                           Not Applicable

Item 10.                   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008


/s/ CHRISTOPHER C. DEWEY
------------------------
Christopher C. Dewey